Exhibit 12 to 2008 10-K

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

	For the Twelve Months Ended Dec. 31, 2008	For the Twelve Months Ended Dec. 31, 2007	For the Twelve Months Ended Dec. 31, 2006	For the Twelve Months Ended Dec. 31, 2005	For the Twelve Months Ended Dec. 31, 2004
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$(163.9)	$245.6	$244.6	$213.4	$173.4
Adjustment for undistributed (income)/losses of partnerships, net of distributions	3.5	(5.5)	(6.0)	(8.9)	(1.7)
Interest expense	22.6	17.5	22.8	21.2	10.3
Portion of rental expense deemed interest	28.5	28.8	28.7	33.0	31.0

Total earnings	$(109.3)	$286.4	$290.1	$258.7	$213.0

Fixed Charges:
Interest expense	$22.6	$17.5	$22.8	$21.2	$10.3
Portion of rental expense deemed interest	28.5	28.8	28.7	33.0	31.0

Total fixed charges	$51.1	$46.3	$51.5	$54.2	$41.3

Preferred dividends:
Preferred dividends	—	—	—	—	—

Combined fixed charges and preferred dividends	$51.1	$46.3	$51.5	$54.2	$41.3

Ratio of Earnings to Fixed Charges	(2.14)	6.19	5.63	4.77	5.16

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(2.14)	6.19	5.63	4.77	5.16